September 26, 2024

Kelly J. Potes
Chief Executive Officer
ChoiceOne Financial Services, Inc.
109 East Division
Sparta, Michigan 49345

        Re: ChoiceOne Financial Services, Inc.
            Registration Statement on Form S-4
            Filed September 17, 2024
            File No. 333-282177
Dear Kelly J. Potes:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Charlie Goode